October 10, 2013

Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)

On behalf of the following series: T. Rowe Price Global Industrials Fund

File Nos.: 002-65539 / 811-2958

Dear Ms. O’Neal-Johnson:

The following is in response to oral comments received from Mary Cole on September 23, 2013, regarding the post-effective amendment filed pursuant to Rule 485(a) on August 7, 2013, to add the new T. Rowe Price Institutional Global Industrials Fund (the “Fund”) to the above referenced Registrant. Ms. Cole’s comments and our responses are set forth below.

Comment:

In accordance with the Staff’s position with respect to the use of the term “global” in a fund’s name, the Fund should adopt a policy to normally invest at least 40% outside the U.S. and at least 30% outside the U.S. if foreign market conditions are not favorable.

Response:

We respectfully disagree with the Staff’s comment on the use of the term “global” as we believe Rule 35d-1 was not intended to apply to the term, and it was our understanding that the Staff would allow registrants to demonstrate other ways to describe how a fund would be diversified globally. See ICI Memorandum: SEC Staff Comments on Fund Names (June 4, 2012). In fact, we believe our original disclosure as proposed (5 country/35% assets test) would have achieved the same result as requested by the staff’s comment. Nevertheless, in order to meet our own timeline for effectiveness of the post-effective amendment, we will add the following disclosure to the Fund’s principal investment strategies:

Under normal conditions, the fund will invest at least 40% of its net assets (unless foreign market conditions are not deemed favorable by the investment adviser, in which case the fund would invest at least 30% of its net assets) in securities issued by companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Comment:

Since the Fund may invest in companies of any size, consider whether you need to include small- and mid-cap risk as a principal risk.

Response:

We will add the following “Small- and mid-cap stock risk” disclosure to the principal risks:

Because the fund may invest in companies of any size, its share price could be more volatile than a fund that invests only in large companies. Small- and medium-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. Smaller companies may have limited trading markets and tend to be more sensitive to changes in overall economic conditions.

Comment:

Since emerging markets risk appears in the principal risks, consider whether you need to refer to investments in emerging markets in the principal investment strategies.

Response:

We will add the following disclosure to the principal investment strategies:

The fund normally invests in at least five different countries, some of which may be located in emerging markets.

Comment:

Securities lending should be added to the summary section of the Fund’s prospectus if it is expected to be a principal investment strategy.

Response:

Although the Fund will be permitted to lend its securities, such activity is not expected to rise to the level of a principal investment strategy.

Comment:

Describe in more detail the Fund’s fundamental commodities policy which states that the fund may not purchase or sell commodities except to the extent permitted by applicable law.

Response:

The following note will be added to the statement of additional information to be read in connection with the fundamental policy:

With respect to investment restriction (2), the funds may not directly purchase or sell commodities that require physical storage unless acquired as a result of ownership of securities or other instruments but the funds may invest in any derivatives and other financial instruments that involve commodities or represent interests in commodities to the extent permitted by the Investment Company Act of 1940 or other applicable law.

If you have any questions or further comments, please do not hesitate to call the undersigned at
410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.